UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Biodesix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09075X108
(CUSIP Number)

John Patience
c/o Biodesix, Inc.
919 West Dillon Rd
Louisville, Colorado 80027
(520) 365-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 09075X108	SCHEDULE 13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
John Patience

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
669,001 (1)

	8	SHARED VOTING POWER
6,990,410

	9	SOLE DISPOSITIVE POWER
669,001 (1)

	10	SHARED DISPOSITIVE POWER
6,990,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,659,411 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 331,075 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.
2.
This percentage is based on a total of 113,627,715 Shares expected to be outstanding following the closing of the Issuer’s Concurrent Private Placement (as defined herein) on April 9, 2024, as reported in the Issuer’s current report on Form 8-K filed with the SEC on April 9, 2024, plus 331,075 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.

CUSIP No: 09075X108	SCHEDULE 13D	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
John Patience Living Trust dated 7/23/1993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,612,211

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,612,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,612,211

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
This percentage is based on a total of 113,627,715 Shares expected to be outstanding following the closing of the Issuer’s Concurrent Private Placement on April 9, 2024, as reported in the Issuer’s current report on Form 8-K filed with the SEC on April 9, 2024.

CUSIP No: 09075X108	SCHEDULE 13D	Page 4 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2022, as amended on August 7, 2023 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 919 West Dillon Rd., Louisville, Colorado 80027.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 5, 2024, the Issuer entered into securities purchase agreements (the “Securities Purchase Agreements”) with various investors, including the Trust (collectively, the “Investors”), for the issuance and sale by the Company of an aggregate of 760,857 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share  (the “Series A Preferred Stock”) in an offering (the “Concurrent Private Placement”).  Pursuant to the terms of the Securities Purchase Agreements, the Company has agreed to submit to its stockholders the approval of the conversion of the Series A Preferred Stock into Shares in accordance with Nasdaq Stock Market Rules (the “Conversion Proposal”) at its 2024 annual meeting of stockholders. Following such approval of the Conversion Proposal, each share of Series A Preferred Stock will automatically convert into 40 Shares, subject to certain limitations, including that the Reporting Persons are prohibited from converting shares of Series A Preferred Stock into Shares if, as a result of such conversion, the Reporting Persons, together with their affiliates, would beneficially own more than 19.9% of the total number of Shares issued and outstanding immediately after giving effect to such conversion. The Securities Purchase Agreements include customary representations, warranties and covenants by the parties to the agreement. Pursuant to the Securities Purchase Agreements, the Investors purchased the Series A Preferred Stock at a purchase price of $46.00 per share for an aggregate purchase price of approximately $35.0 million.

The Trust purchased 5,435 shares of Series A Preferred Stock in the Concurrent Private Placement, which will automatically convert into 217,400 Shares following approval of the Conversion Proposal, at a purchase price of $46.00 per share, for an aggregate purchase price of approximately $250,010, using the working capital of the Trust.

The foregoing description of the Securities Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreements, the form of which is attached as Exhibit 4 to this Amendment No. 2 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Patience may be deemed to beneficially own, in the aggregate, 7,659,411 Shares, which represents approximately 6.7% of the Shares outstanding.

Mr. Patience’s beneficial ownership consists of (1) 337,926 Shares held directly by Mr. Patience, (2) 46,102 Shares that Mr. Patience has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (3) 284,973 Shares that Mr. Patience has the right to acquire upon settlement of vested RSUs within 60 days of the date of this filing, (4) 4,612,211 Shares held by the Trust, representing approximately 4.1% of the Shares outstanding, (5) 2,078,298 Shares held by Patience Enterprises LP, (6) 52,988 Shares held by Mr. Patience’s spouse, and (7) 246,913 Shares held by Ventana.  This amount excludes 217,400 Shares into which the 5,435 shares of Series A Preferred Stock will automatically convert following approval of the Conversion Proposal, because the Reporting Persons do not have the right to acquire such Shares prior to stockholder approval of the Conversion Proposal.

The foregoing beneficial ownership percentages are based on a total of 113,627,715 Shares expected to be outstanding following the closing of the Issuer’s Concurrent Private Placement on April 9, 2024, as reported in the Issuer’s current report on Form 8-K filed with the SEC on April 9, 2024, plus, for purposes of calculating Mr. Patience’s beneficial ownership percentage, 331,075 Shares that Mr. Patience has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Patience shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 4,612,211 Shares beneficially owned by the Trust.

(c) The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.  Except as set forth in this Amendment No. 2, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

CUSIP No: 09075X108	SCHEDULE 13D	Page 5 of 6 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

Registration Rights Agreement

In connection with the Concurrent Private Placement, the Issuer also entered into a Registration Rights Agreement, dated April 5, 2024 (the “Registration Rights Agreement”), with the Investors, which provides that the Issuer will register the resale of the Shares issuable upon conversion of the Series A Preferred Stock.  The Issuer is required to prepare and file an initial registration statement with the SEC as soon as reasonably practicable, but in no event later than April 23, 2024, and to use best efforts to have the registration statement declared effective within 50 days after the closing of the Concurrent Private Placement, subject to the approval of the Conversion Proposal being received at the Company’s 2024 annual meeting of stockholders.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is attached as Exhibit 5 to this Amendment No. 2 and is incorporated herein by reference.

Except as otherwise set forth in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4	Form of Securities Purchase Agreements (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on April 9, 2024).

Exhibit 5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the SEC on April 9, 2024).

CUSIP No: 09075X108	SCHEDULE 13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Patience

/s/ John Patience

John Patience Living Trust dated 7/23/1993

/s/ John Patience
Name: John Patience
Title: Trustee

April 9, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).